Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005	Three Months Ended March 31, 2006
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$361,698	$67,140	$500,952	$804,926	$1,493,393	$1,006,006
Interest expense (a)	98,321	111,280	147,817	161,990	221,385	71,654
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	409	(606)	766	(4,179)
Amortization of capitalized interest	1,784	1,804	2,519	4,620	9,702	3,471
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,022	4,962	4,254	5,728	9,036	2,943

Earnings	$465,825	$185,186	$655,951	$976,658	$1,734,282	$1,079,895

FIXED CHARGES:
Interest expense	$98,321	$111,280	$147,817	$161,990	$221,385	$71,654
Capitalized interest	4,719	4,976	13,041	36,240	78,959	31,303
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	4,022	4,962	4,254	5,728	9,037	2,943

Fixed Charges	$107,062	$121,218	$165,112	$203,958	$309,381	$105,900

Preferred Stock Dividends
Preferred Dividend Requirements	$2,050	$10,117	$22,469	$39,506	$41,813	$18,812
Ratio of income before provision for taxes to net income (c)	1.66	1.67	1.61	1.56	1.57	1.57

Subtotal – Preferred Dividends	$3,411	$16,861	$36,240	$61,629	$65,646	$29,535
Combined Fixed Charges and Preferred Dividends	$110,473	$138,079	$201,352	$265,587	$375,027	$135,435
Ratio of Earnings to Fixed Charges	4.4	1.5	4.0	4.8	5.6	10.2
Insufficient coverage	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	4.2	1.3	3.3	3.7	4.6	8.0
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.
(b)	Amortization of bond discount is excluded since it is included in interest expense.
(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.